

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

May 26, 2016

Mark Butler
President and Chief Executive Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, Pennsylvania 17112

> **Re:** **Ollie's Bargain Outlet Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2016**
> **File No. 333-211010**

Dear Mr. Butler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Documents by Reference, page 73

1.   We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended January 30, 2016, which in turn incorporates by reference Part III information from a proxy statement which you filed on May 2, 2016. Prior to seeking effectiveness, please amend your registration statement to incorporate by reference your proxy statement.

Exhibits, page II-3

2.   Please file all required exhibits, including the legal opinion, as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alexander D. Lynch, Esq.